February 21, 2007
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xenonics Holdings, Inc. — Form 10-KSB for the Year Ended September 30, 2006 — File No. 1-32469
Dear Mr. Vaughn:
     Xenonics Holdings, Inc., a Nevada corporation (the “Company”), has reviewed the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that is set forth in your letter dated February 15, 2007. The Company has the following response to the comment in your letter.
     In December of 1998, the Company issued 250,000 shares of common stock to an individual in connection with the acquisition of lighting equipment and certain intellectual property. In connection with this transaction the Company recorded the value of the shares of $167,000 ($0.67 per share) as other long term assets. In fiscal 2001, the Company determined that the individual was not going to deliver the lighting equipment, and recorded a charge of $167,000, reducing the amount recorded as other long term assets to zero. In September 2005, the Company reached a settlement with this individual and received 112,500 shares of common stock. The Company recorded the market value of the common stock of $306,000 (112,500 shares at $2.72 per share) it received as a gain on settlement.
     The 250,000 shares issued in this transaction were in connection with the acquisition of lighting equipment and were not issued in connection with the raising of capital. We understand that ARB 43, Chapter 1B and APB Opinion 6 pertain to the purchase and sale by a corporation of its own stock and not the issuance of shares in connection with the acquisition of goods and services. Since the common stock that the

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 21, 2007

Company received related to the settlement of a lawsuit and not in connection with the purchase of the Company’s common stock, we believe that the accounting treatment of the 112,500 shares of common stock is proper in fiscal year ended September 30, 2005.
     If you have any questions regarding this letter, please call me at (760) 438-4004 or send a letter by facsimile to (760) 438-1184.

Very truly yours,
/s/ Donna G. Lee
Donna G. Lee
Chief Financial Officer Xenonics Holdings, Inc.